ACKNOWLEDGEMENT OF
INTERNATIONAL HI-TECH INDUSTRIES INC.

International Hi-Tech Industries Inc. (the "Company") hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission");

  Commission Staff comments or changes to disclosure in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert Commission Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per: /s/ Roger A. Rached
Roger A. Rached
President and Chief Executive Officer

Dated: September 11, 2006